Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated

Financial Statements

For the three and nine month periods ended

May 31, 2021 and 2020

(expressed in Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Tanzanian Gold Corporation are the responsibility of the management and Board of Directors of the Company.

The unaudited interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited interim condensed consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim condensed consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stephen Mullowney” “Michael P. Leonard”_______

Stephen MullowneyMichael P. Leonard

Chief Executive Officer Chief Financial Officer

Tanzanian Gold Corporation Unaudited Interim Condensed Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars)
As at	May 31, 2021	August 31, 2020

Assets
Current Assets
Cash (Note 14)	$ 21,320	$ 5,294
Amounts receivable (Note 10)	486	714
Prepaid and other assets (Note 11)	249	101
Inventory (Note 13)	1,082	948
	23,137	7,057
Property, plant and equipment (Note 4)	2,414	2,270
Mineral properties and deferred exploration (Note 3)	42,689	40,483
	$ 68,240	$ 49,810

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Notes 8 and 12)	$ 4,362	$ 6,464
Convertible debentures (Note 19)	-	6,647
Derivative warrant liabilities (Note 20)	3,746	720
	8,108	13,831
Asset Retirement Obligation (Note 17)	3,391	3,500
	11,499	17,331
Shareholders’ equity
Share capital (Note 5)	207,804	178,397
Share based payment reserve (Note 7)	3,448	3,449
Warrants reserve (Note 6)	2,154	1,033
Accumulated other comprehensive loss	(5,375)	(997)
Accumulated deficit	(149,395)	(149,041)
Equity attributable to owners of the Company	58,636	32,841
Non-controlling interests (Note 18)	(1,895)	(362)
Total shareholders’ equity	56,741	32,479
	$ 68,240	$ 49,810

 Nature of operations and Going Concern (Note 1)

 Commitments and Contingencies (Note 16)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation Unaudited Interim Condensed Consolidated Statements of Comprehensive Profit (Loss) (Expressed in Thousands of Canadian Dollars)
	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020
Administrative expenses
General and administrative expenditures (Note 21)	$ 2,273	$ 6,107	$ 6,231	$ 8,731
	(2,273)	(6,107)	(6,231)	(8,731)
Other income (expenses)
Financial instrument related cost and other (Note 22)	2,963	(1,212)	4,636	(2,259)
Foreign exchange	(659)	(89)	55	(91)
Interest, net	-	(5)	(7)	(17)
Camp and Exploration costs	(339)	(467)	(340)	(595)
Net loss	$ (308)	$ (7,880)	$ (1,887)	$ (11,693)
Items that may be reclassified to profit or loss
Foreign currency translation	(2,818)	739	(4,378)	948
Comprehensive loss	$ (3,126)	$ (7,141)	$ (6,265)	$ (10,745)

Loss attributable to:
Parent	297	(8,031)	(354)	(11,699)
Non-controlling interests	(605)	151	(1,533)	6
	$ (308)	$ (7,880)	$ (1,887)	$ (11,693)
Comprehensive loss attributable to:
Parent	(1,857)	(7,473)	(4,295)	(11,171)
Non-controlling interests	(1,269)	332	(1,970)	426
	$ (3,126)	$ (7,141)	$ (6,265)	$ (10,745)

Loss per share – basic and diluted attributable to Parent	$ (0.00)	$ (0.05)	$ (0.01)	$ (0.07)
Weighted average # of shares outstanding – basic and diluted	254,870,556 254,870,556	161,729,645 161,729,645	224,571,151 224,571,151	157,428,902 157,428,902

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in Thousands of Canadian Dollars)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars)
Nine month periods ended May 31,	2021	2020

Operating
Net loss	$ (1,887)	$ (11,693)
Adjustments to reconcile net loss to cash flow from operating activities:
Non-cash items (Note 23)	(6,740)	6,721
Add back of cash cost of share issuance reflected under financing activities	849	-
Net change in non-cash operating working capital items:
Amounts receivable	228	11
Inventory	(134)	(56)
Prepaid and other assets	(148)	(66)
Trade, other payables and accrued liabilities	144	245
Cash used in operating activities	(7,688)	(4,838)
Investing
Mineral properties and deferred exploration costs	(7,761)	(6,448)
Proceeds from gold sales	2,089	-
Purchase of property, plant and equipment	(582)	(626)
Cash used in investing activities	(6,254)	(7,074)
Financing
Issuance of common shares for cash	30,993	4,634
Issue costs	(2,297)	-
Interest on leases	-	9
Repayment of leases	(34)	-
Proceeds from issuance of convertible debentures	1,306	-
Proceeds from issuance of convertible loans	-	5,613
Repayment of convertible loans	-	(284)
Cash provided by financing activities	29,968	9,972
Net increase (decrease) in cash	16,026	(1,940)
Cash, beginning of period	5,294	3,389
Cash, end of period	$ 21,320	$ 1,449

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars)

Supplementary information: Nine months ended May 31, 2021	2021	2020
Non-cash transactions:
Value of shares issued for interest on loans	$ -	$ 470
Value of shares issued as financing fee for convertible loans	-	348
Value of shares issued on conversion of loans	-	866
Value of shares issued for compensation	-	4,330
Value of shares issued on conversion of debentures	8,959	-
Value of shares issued for settlement of debts related to convertible and gold loans	1,956	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars, except for share and per share amounts)

1. Nature of Operations and Going Concern

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name of the Company was changed to Tanzanian Gold Corporation on April 11, 2019 (“Tanzanian” or the “Company”).  The address of the Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada.  The Company’s principal business activity is in the exploration and development of mineral property interests.  The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company is in the process of exploring, developing, and evaluating its mineral properties.  The business of exploring and mining for minerals involves a high degree of risk.  The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred exploration expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

The Company reviews its going concern status, via comparisons to budgets, cash flow forecasts, and access to further financing. At the balance sheet date, the Company had $21.3 million of cash. The Company raises financing for its exploration, development and appraisal activities in discrete tranches to finance its activities for limited periods only. The Company has identified that further funding may be required during 2021 for working capital purposes, and to finance the Company’s in-fill drilling, exploration program and a Final Feasibility Study for the sulphides. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the interim condensed consolidated financial statements.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars, except for share and per share amounts)

2. Basis of Preparation

2.1 Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRSs). As such, they must be read in conjunction with the annual audited consolidated financial statements for the period ended August 31, 2020 and the notes thereto. However, selected notes are included that are significant to understanding the Company’s financial position and performance since the last annual consolidated financial statements for the year ended August 31, 2020.

These unaudited interim condensed consolidated financial statements were approved and authorized by the Board of Directors of the Company on July 14, 2021.

2.2 Basis of presentation

The interim condensed consolidated financial statements of the Company as at and for the three and nine month periods ended May 31, 2021 and 2020 comprise the activities and balances of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s August 31, 2020 annual financial statements.

2.3 COVID-19

The preparation of the condensed consolidated financial statements requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed consolidated financial statements include estimates, which by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. While there has been increased economic optimism in the early part of 2021 as the global economy continued to show signs of recovery from the impacts of the COVID-19 pandemic, current market conditions may result in additional uncertainties, risks and complexities in management’s determination of the estimates and assumptions used to prepare the Company’s financial results. As the COVID-19 pandemic continues, management cannot reasonably estimate the length or severity of the impact on the Company. As such, actual results may differ from estimates and the effect of such differences may be material.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars, except for share and per share amounts)

3.Mineral Properties and Deferred Exploration

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

The continuity of expenditures on mineral properties is as follows:

Buckreef

Balance, August 31, 2019	$ 31,750
Exploration expenditures:
Camp, field supplies and travel	494
License fees and exploration and field overhead	1,132
Geological consulting and field wages	980
Trenching and drilling	3,581
Mine design	803
Change in estimate of asset retirement obligation	2,754
Gold recoveries	(496)
- Payments to STAMICO as per Joint Venture agreement	322
Foreign exchange translation	(837)
Balance, August 31, 2020	$ 40,483
Exploration expenditures:
Camp, field supplies and travel	278
License fees and exploration and field overhead	2,716
Geological consulting and field wages	571
Trenching and drilling	758
Mine design	725
Mining and processing costs	1,595
Gold sales	(2,089)
- Payments to STAMICO as per Joint Venture agreement	916
Foreign exchange translation	(3,264)
Balance, May 31, 2021	$ 42,689

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars, except for share and per share amounts)

3. Mineral Properties and Deferred Exploration (continued)

Buckreef Gold Project:

The joint venture agreement contains a penalty clause related to the original commissioning date for the plant. The clause only became effective in the event the plant was not brought into commercial production before a specified future date. During the nine-month period ended May 31, 2021, the Company renegotiated the delay penalty of USD $0.75 million for the third extension year and agreed to pay in 6 monthly installments of $0.125 million with retrospective effect from January to June 2021. As at May 31, 2021, the Company has accrued USD $0.25 million remaining to be paid. Subsequent to May 31, 2021, the Company paid the final installments (USD $0.25 million) and STAMICO has no further claim related to delay penalties.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

4. Property, plant and equipment

	Machinery and equipment	Processing plant and related infrastructure	Other	Total
Cost
As at September 1, 2019	$ 1,410	$ 2,942	$ 124	$ 4,476
Additions	254	600	92	946
Disposals	(30)	-	-	(30)
Foreign exchange	(41)	(72)	(5)	(118)
As at August 31, 2020	$ 1,593	$ 3,470	$ 211	$ 5,274
Additions	582	-	-	582
Disposals[1]	(927)	-	(105)	(1,032)
Foreign exchange	(150)	(112)	(14)	(276)
As at May 31, 2021	$ 1,098	$ 3,358	$ 92	$ 4,548
Accumulated depreciation
As at September 1, 2019	$ 1,273	$ 1,407	$ 86	$ 2,766
Depreciation expense	78	208	9	295
Foreign exchange	(21)	(34)	(2)	(57)
As at August 31, 2020	$ 1,330	$ 1,581	$ 93	$ 3,004
Depreciation expense	121	122	15	258
Disposals[1]	(904)	-	(90)	(994)
Foreign exchange	(110)	(15)	(9)	(134)
As at May 31, 2021	$ 437	$ 1,688	$ 9	$ 2,134
Net book value
As at August 31, 2020	$ 263	$ 1,889	$ 118	$ 2,270
As at May 31, 2021	$ 661	$ 1,670	$ 83	$ 2,414

1During the period the Company retired assets with a net book value of $38 for a loss on disposal of $34.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

5. Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.

	Number	C$(000’s) ($)
Balance at August 31, 2019	150,391,558	$ 142,252
Issued for cash, net of share issue costs	6,768,634	4,634
Shares issued for settlement of convertible and gold loans	29,267,417	15,308
Transfer of conversion component on conversion of convertible loans	-	5,760
Shares issued for interest on gold and convertible loans	1,463,855	785
Shares issued for services	5,623,000	4,330
Finders fees on convertible and gold bullion loans	1,025,762	642
Warrants exercised	5,434,896	4,686
Balance at August 31, 2020	199,975,122	$ 178,397
Issued for cash, net of share issue costs	38,477,666	29,545
Warrants issued	-	(11,054)
Issued for settlement of convertible debentures (Note 19)	12,150,447	8,959
Issued for settlement of debts related to convertible and gold loans (Note 12)	4,266,321	1,956
Options exercised	1,000	-
Transfer of reserve on exercise of options	-	1
Balance at May 31, 2021	254,870,556	$ 207,804

Activity during the nine-month period ended May 31, 2021:

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $27.2 million (USD $21.4 million). The common shares and warrants were issued at USD $0.65 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at USD $0.80 for a period of five years from the issue date.  The Company also issued 1,152,307 broker warrants with the same terms and incurred commission and other costs of $2.3 million out of which $0.8 million was allocated to the warrants issued in the unit and expensed in the statement of comprehensive loss.  The warrants issued with the common shares are classified as a liability (Note 20). The broker warrants are considered an equity-settled share based payment transaction and are measured at their fair value and classified as equity.

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.8 million (USD $3.0 million) in the aggregate. The common shares and warrants were issued at USD $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at USD $1.50 for a period of three years from the issue date.  The warrants are classified as equity.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

5. Capital Stock (continued)

During the nine-month period ended May 31, 2021 USD $7.0 million of Tranche A Convertible Debentures (Note 19), representing the entire outstanding balance, were converted and retired resulting in the issuance of 12,150,447 common shares of the Company. The fair value of the convertible debentures at the dates of conversion was aggregate $9.0 million.

Warrant issuances:

Activity during the nine-month period ended May 31, 2021:

During the nine-month period ended May 31, 2021, the Company issued 2,777,268 three-year warrants with an exercise price of USD $1.50 as well as 16,461,539 five-year warrants with an exercise price of USD $0.80 pursuant to the equity financings described above.

The 2,777,268 three-year warrants were ascribed a fair value of $0.4 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.18%; volatility 69% and an expected life of 36 months.  The warrants were recognized under reserve for warrants on the statement of financial position.

The 16,461,539 five-year warrants were ascribed a fair value of $9.9 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months.  The warrants were recognized under warrant liability on the statement of financial position (note 20).

The 1,152,307 five-year warrants issued to the brokers were ascribed a fair value of $0.7 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months.  The warrants were recognized under warrant reserve on the statement of financial position.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

5. Capital Stock (continued)

Warrants and Compensation Options outstanding:

At May 31, 2021, the following warrants and compensation warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing agent warrants - September 1, 2016	73,616	USD $0.8718	September 1, 2021
Private placement financing agent warrants - September 26, 2016	214,285	USD $0.9515	September 26, 2021
Convertible debenture warrants - July 27, 2020	3,002,037	USD $1.2125	July 27, 2023
Private placement financing warrants - December 23, 2020	2,777,268	USD $1.50	December 23, 2023
Private placement financing warrants - February 11, 2021	16,461,539	USD $0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	USD $0.80	February 11, 2026

Balance, May 31, 2021	23,681,052	-	-

The outstanding warrants have a weighted average price of USD $0.94 and weighted average remaining contractual life of 4.05 years.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2020.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

5. Capital Stock (continued)

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

As at May 31, 2021, the Company had 12,513,055 (August 31, 2020 – 7,022,512) options available for issuance under the Omnibus Plan.

The continuity of outstanding stock options for the nine-month period ended May 31, 2021 and year ended August 31, 2020 is as follows:

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2020	7,352,000	$0.41
Options exercised	(1,000)	$0.40
Balance – May 31, 2021	7,351,000	$0.41

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	date	life (years) (1)
CAD $0.40	3,719,000	3,719,000	September 29, 2026	5.3
CAD $0.43	3,532,000	3,532,000	October 11, 2026	5.4
CAD $0.35	100,000	100,000	January 2, 2028	6.6
CAD $0.41	7,351,000	7,351,000		5.4

(1)Total represents weighted average.

6. Reserve for warrants

Period/year ended	May 31, 2021	August 31, 2020
Balance at beginning of period/year	$ 1,033	$ 1,033
Warrants issued (Note 5)	1,121	-
Balance at end of period/year	$ 2,154	$ 1,033

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

7. Reserve for share based payments

Period/year ended	May 31, 2021	August 31, 2020
Balance at beginning of period/year	$ 3,449	$ 8,374
Share based compensation – Stock options	-	11
Conversion component of convertible loans	-	824
Transfer of reserve on exercise of options	(1)	-
Transfer of reserve on conversion of convertible loans (Note 5)	-	(5,760)
Balance at end of period/year	$ 3,448	$ 3,449

8. Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Tanzanian Gold Corporation entered into the following transactions with related parties:

C$(000's)	Nine Months Ended May 31, 2021	Nine Months Ended May 31, 2020
Consulting[1,2]	$ 56	$ 79

1.During the nine-month period ended May 31, 2021, consulting and website/data back-up services were provided by Giancarlo Volo, the Company’s former Director of Operations – Africa, and companies related to him (C$(000’s): 2021 - $20, 2020 - $18). Effective May 31, 2021, these related party services have been discontinued and a new arm’s length party has been engaged to provide these website and data back-up services prospectively.

2.During the nine-month period ended May 31, 2021, consulting services were provided by a company controlled by a Ulli Rath, former Director of the Company (C$(000’s): 2021 - $36, 2020 - $61).

As of May 31, 2021, included in trade and other payables is $1.1 million (August 31, 2020 - $1.1 million) due to related parties with no specific terms of repayment.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

9. Financial Instruments

Fair Value of Financial Instruments

Cash, convertible debentures and derivative warrant liabilities are classified as fair value through profit and loss. Trade and other payables are classified as other financial liabilities, which are measured at amortized cost. Trade and Other Receivables are measured at amortized cost.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As of May 31, 2021 and August 31, 2020, cash is recorded at fair value under level 1 within the fair value hierarchy, convertible debentures (Note 19) are classified as Level 3 within the fair value hierarchy, and derivative warrant liabilities (Note 20) are classified as level 3.

The fair value of the convertible debentures at initial recognition and at period-end and at conversion has been calculated using a binomial lattice methodology. This methodology determined the total fair value of the instruments by maximizing the economic benefits to a market participant by comparing the conversion value and hold value over the term of the instruments.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

9. Financial Instruments (continued)

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities and convertible debentures, as well as the significant unobservable inputs used.

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Derivative warrant liabilities	The fair value of the warrant liabilities at the quarter-end has been calculated using a Black-Scholes pricing model combined with a discounted cash flow methodology.

Key observable inputs

•Share price (May 31, 2021: USD $0.50, August 31, 2020: USD $0.835)

•Risk-free interest rate (May 31, 2021: 0.21% to 0.72%, August 31, 2020: 0.15%)

•Dividend yield (May 31, 2021: 0%, August 31, 2020: 0%)

Key unobservable inputs

•Expected volatility (May 31, 2021: 60% to 70%, August 31, 2020: 51%)

The estimated fair value would increase (decrease) if:

•The share price was higher (lower)

•The risk-free interest rate was higher (lower)

•The dividend yield was lower (higher)

•The expected volatility factor was higher (lower)

•The credit spread was lower (higher)

Convertible debentures	The fair value of the convertible debt during the period was calculated using a binomial lattice methodology.

Key observable inputs*

•Share price (May 31, 2021: USD $0.623 to USD $0.828, August 31, 2020: USD $ 0.835)

•Risk-free interest rate (May 31, 2021: 0.10% to 0.16%, August 31, 2020: 0.13% to 0.15%)

•Dividend yield (May 31, 2021: 0%, August 31, 2020: 0%)

Key unobservable inputs*

•Discount for lack of marketability (DLOM) (May 31, 2021: 6%-15%, August 31, 2020: 20%-21%)

The estimated fair value would increase (decrease) if:

•The share price was higher (lower)

•The risk-free interest rate was higher (lower)

•The dividend yield was lower (higher)

•The discount for lack of marketability was lower (higher)

*The range provided for the period ended May 31, 2021 refers to the range used for each assumption for the fair value at the date of the conversions during the period as the balance is nil at period end.

Sensitivity Analysis

For the fair values of derivative warrant liabilities, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

9. Financial Instruments (continued)

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The amounts receivable consists primarily of amounts due from government taxation authorities.  The Company has not recorded an impairment or allowance for credit risk as at May 31, 2021, or August 31, 2020.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at May 31, 2021, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $0.2 million (2020 - $0.01 million).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at May 31, 2021, the Company had current assets of $23.1 million (August 31, 2020 - $7.1 million) and current liabilities of $8.1 million (August 31, 2020 - $13.8 million). Current liabilities include $3.7 million (non-cash) in derivative liabilities which will only be settled by issuing equity of the Company.  Current working capital of the Company is $15.0 million (August 31, 2020 - $6.8 million deficiency).  The Company has identified that further funding may be required during 2021 for working capital purposes, and to finance the Company’s in-fill drilling, exploration program and a Feasibility Study based on the (Sulphide) Mineral Reserves.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At May 31, 2021, the Company had no hedging agreements in place with respect to foreign exchange rates.  As the majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $1.5 million on the statements of comprehensive loss.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

10. Amounts receivable

The Company’s amounts receivable arise from two main sources: receivables due from related parties, harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	May 31, 2021	August 31, 2020

Receivable from related parties	$ -	$ 63
HST and VAT receivable	452	651
Other	34	-
Amounts Receivable	$ 486	$ 714

Below is an aged analysis of the Company’s amounts receivable:

	May 31, 2021	August 31, 2020

Less than 1 month	$ 133	$ 127
1 to 3 months	167	101
Over 3 months	186	486
Total Amounts Receivable	$ 486	$ 714

At May 31, 2021, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 9.

The Company holds no collateral for any receivable amounts outstanding as at May 31, 2021.

11. Prepaid and other assets

	May 31, 2021	August 31, 2020

Insurance	$ 101	$ 26
Listing fees	70	40
Legal retainers and other	78	35
Total Prepaid Expenses	$ 249	$ 101

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

12. Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	May 31, 2021	August 31, 2020

Trade and other payables	$ 3,412	$ 4,001
Accrued liabilities	950	2,463
Total Trade, Other Payables and Accrued Liabilities	$ 4,362	$ 6,464

13. Inventory

Inventory consists of stockpiled ore, work in progress and supplies consumed during the course of exploration development and operations.  Cost represents the delivered price of the item.  The following is a breakdown of items in inventory:

	May 31, 2021	August 31, 2020

Stockpiled ore and work in progress	$ 1,026	$ 930
Supplies	56	18
Total Inventory	$ 1,082	$ 948

14. Cash

As at May 31, 2021, cash totalled $21.3 million (August 31, 2020 - $5.3 million), consisting of cash on deposit with banks in general minimum interest bearing accounts.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

15. Segmented information

Operating Segments

At May 31, 2021 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration and development in Tanzania.  The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the interim condensed consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

•that engages in business activities from which it may earn revenues and incur expenses;

•whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•for which discrete financial information is available.

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning the Company’s geographic locations is as follows:

	As at May 31, 2021	As at August 31, 2020
Identifiable assets
Canada	$ 21,410	$ 5,206
Tanzania	46,830	44,604
	$ 68,240	$ 49,810
Non-current assets
Canada	$ 42	$ 64
Tanzania	45,061	42,689
	$ 45,103	$ 42,753

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

16. Commitments and Contingencies

Commitments:

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at May 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies:

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

17. Asset Retirement Obligation

The Company's asset retirement obligation relates to the cost of removing and restoring the Buckreef Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.  This estimate depends on the development of an environmentally acceptable mine closure plan.

A reconciliation for asset retirement obligations is as follows:
	May 31, 2021	August 31, 2020
Balance, beginning of period/year	$ 3,500	$ 737
Increase in estimate for asset retirement obligation	-	2,754
Accretion expense	168	9
Foreign exchange	(277)	-
Balance, end of period/year	$ 3,391	$ 3,500

The mine closure provision liability is based upon the following estimates and assumptions:

a)Total undiscounted amount of future retirement costs was estimated to be USD $3.6 million.

b)Risk-free rate at 5%.

c)Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 18 years.

d)Inflation over the period is estimated to be 3.3% per annum.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

18. Non-Controlling Interest

The changes to the non-controlling interest for the nine-month periods ended May 31, 2021 and year ended August 31, 2020 are as follows:

Period ended	May 31, 2021	August 31, 2020
Balance at beginning of period/year	$ (362)	$ 582
Non-controlling interest’s 45% share of Buckreef’s comprehensive loss	(1,533)	(944)
Balance at end of period/year	$ (1,895)	$ (362)

The following is summarized financial information for Buckreef:

	May 31, 2021	August 31, 2020
Current assets	$ 1,350	$ 1,356
Long term assets	$ 34,621	$ 30,337
Current liabilities	$ (717)	$ 5
Asset retirement obligation	$ (3,391)	$ (3,500)
Advances from parent	$ (35,108)	$ (31,023)

Comprehensive loss for the period/year	$ (3,404)	$ (2,096)

19. Convertible debentures

During the year ended August 31, 2020, the Company entered into a securities purchase agreement (the “Agreement”) with two institutional accredited investors (the “Debenture Holders”) to issue up to USD $14.0 million in convertible debentures consisting of USD $7.0 million in Tranche A Convertible Debentures (“Tranche A”) and up to USD $7.0 million in Tranche B Convertible Debentures (“Tranche B”, together with the Tranche A, the “Convertible Debentures”).

Repayment of the Convertible Debentures is guaranteed by the Company’s subsidiary, Tanzania American International Development Corporation 2000 Limited pursuant to a global guarantee agreement.

Tranche A

Each of the Tranche A Debentures bears no interest and has a maturity date of eighteen months, provided that in case of an event of default, the Tranche A Debentures may become immediately due and payable.

During the year ended August 31, 2020, the Company closed on the first and second issuances under Tranche A for a total of USD $6.0 million. The conversion price is calculated at the lower of i) a fixed conversion price (first issuance - USD $1.2125, second issuance - $1.2029); or ii) 93% of the average of the two lowest daily VWAPs during the 10 consecutive trading days immediately before the conversion date, all of which is subject to a floor of $0.20.

During the nine-month period ended May 31, 2021, the Company closed on the third issuance of convertible debentures under Tranche A for a total of USD $1.0 million. The conversion price is the same as the first two issuances, with the exception of the fixed conversion price, which is $1.1554. With this issuance, Tranche A was fully accessed.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

19. Convertible debentures (continued)

Implementation fees of 3.95% are to be paid at the closing of each issuance. In connection with the issuance during the nine-month period ended May 31, 2021, transactions costs amounting to $0.1 million were paid and expensed.

Initial recognition of the issuances that have closed up to May 31, 2021 are as follows:

Issued	Tranche	Principal (CAD)	Maturity Date	Interest Rate	Fair Value (CAD)
July 27, 2020	Tranche A	$5,357	January 27, 2022	0%	$4,592
August 20, 2020	Tranche A	2,639	February 20,2022	0%	2,264
September 1, 2020	Tranche A	1,306	March 1, 2022	0%	1,194
Total		$9,302			$8,050

The difference of CAD $1.1 million between the principal and the fair value of the first two issuances is attributable to the fair value of the Warrant Shares that were issued as part of the overall arrangement (Note 20).

The day one gain of $0.1 million under the third issuance has been recognized in the consolidated statement of loss.

During the nine-month period ended May 31, 2021 USD $7.0 million of Tranche A Convertible Debentures, representing the entire outstanding balance, were converted and retired resulting in the issuance of 12,150,447 common shares of the Company.

The balance of the convertible debentures (level 3) is as follows:

May 31, 2021
Balance at August 31, 2020	$ 6,647
Fair value of third issuance Day one gain on third issuance	1,194 112
Change in fair value	1,151
Converted during the period	(8,959)
Foreign exchange	(145)
Balance at May 31, 2021	$ -

There was no change in fair value due to changes in own credit risk during the period.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

19. Convertible debentures (continued)

Significant assumptions used in determining the fair value of the convertible debentures are as follows:

	May 31, 2021*	August 31, 2020
Share price (in USD)	$ 0.62 to 0.83	$ 0.84
Risk-free interest rate	0.10%-0.15%	0.13%-0.14%
Discount for lack of marketability	6%-15%	21%
Remaining term (in years)	0.81-1.37	1.41-1.97

*The range provided for the period ended May 31, 2021 refers to the range used for each assumption for the fair value at the date of the conversions during the period as the balance is nil at period end.

The fair value is a level 3 fair value estimate given the discount for lack of marketability assumption is not an observable input.

20. Derivative warrant liabilities

Private Placement Warrants:

During the nine-month period ended May 31, 2021, the Company issued warrants for the Company’s common shares pursuant to a financing in December 2020 and February 2021 (Note 5).

No warrants were exercised during the period.

The balance of the derivative warrant liabilities (level 3) is as follows:

May 31, 2021
Balance at August 31, 2020	$ 720
Warrants issued February 11, 2021 (Note 5)	9,933
Fair value adjustment	(6,907)
Balance at May 31, 2021	$ 3,746

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	May 31, 2021	August 31, 2020
Share price (in USD)	$0.50	$ 0.84
Risk-free interest rate	0.16% - 0.72%	0.15%
Dividend yield	0%	0%
Expected volatility	60% - 70%	51%
Remaining term (in years)	2.1 – 4.7	2.90

The fair value is classified as level 3 as expected volatility is determined using historical volatility, and is therefore not an observable input.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

21. General and Administrative expenditures

	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020
Depreciation (Note 4)	$ 98	$ 27	$ 258	$ 179
Consulting	357	362	1,038	1,011
Directors’ fees	63	75	213	165
Office and general	58	59	395	184
Shareholder information	310	222	567	579
Professional fees	416	697	1,149	1,291
Salaries and benefits	217	169	549	422
Management remuneration	433	155	1,469	478
Share based payments	287	4,330	446	4,341
Travel and accommodation	34	11	147	81
Total General and Administrative	$ 2,273	$ 6,107	$ 6,231	$ 8,731

22. Financial Instrument Related Costs and Other

	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020
Loss on derivative in gold bullion loans	$ -	$ (600)	$ -	$ (800)
Gain on derivative warrant liabilities (Note 20)	3,078	-	6,907	-
Change in fair value of convertible debentures (Note 19)	-	-	(1,151)	-
Accretion on asset retirement obligation (Note 17)	(80)	(3)	(168)	(8)
Finance costs	-	(230)	-	(601)
Transaction costs on convertible debenture (Note 19)	-	-	(55)	-
Loss on disposal of assets	(34)	-	(34)	-
Transaction costs on derivative warrant liabilities (Note 5)	-	-	(849)	-
Interest accretion	-	(314)	-	(649)
Interest on leases (Note 4)	-	(3)	-	(8)
Withholding tax costs	(1)	(62)	(14)	(193)
Total Financial Instrument Related Costs and Other	$ 2,963	$ (1,212)	$ 4,636	$ (2,259)

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Month Periods Ended May 31, 2021 and 2020

(Expressed in Thousands of Canadian dollars)

23. Non-cash items

Nine month periods ended May 31,	2021	2020
Depreciation	$ 258	$ 179
Loss on derivative in gold bullion loans	-	800
Gain on derivative warrant liabilities	(6,907)	-
Change in fair value of convertible debentures	1,151	-
Share based payments	-	4,341
Accretion on asset retirement obligation	168	9
Interest accretion	-	648
Foreign exchange	(1,356)	274
Forgiveness of interest	(54)	-
Shares issued for interest on loans	-	470
Total Non-cash items	$ (6,740)	$ 6,721